Peak Signs Agreement to Bring Lending Hub Services to 60K Online Stores

Montreal, Quebec--(Newsfile Corp. - October 20, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has signed an exclusive agreement with the parent company of national consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC") to bring financing solutions to BDC's 60,000 online retail clients.

BDC is a wholesale distributor of consumer electronics whose online retail clients sell laptops, smartphones and other consumer electronic products on China's top three e-commerce portals: Tmall (https://www.tmall.com/), JD.com (https://global.jd.com/) and Pinduoduo (https://ims.pinduoduo.com/). BDC's clients, who collectively sell about $50B worth of consumer electronics per year, will be able to have up to 90% of the price of the products they purchase from BDC financed.

Peak typically earns service fees ranging from 1% to 3% of the value of the credit amounts it helps facilitate. The Company is working to estimate the number of clients and the percentage of their sales that can be expected to be financed by virtue of the agreement over the coming months and years. The results will be presented in an upcoming revised forecast of the Company's revenue for the years 2021, 2022 and 2023. If Peak was able to capture 100% of this market, in other words, if every one of the 60,000 clients financed the maximum amount that it's entitled, the Company would generate up to $1.35B in annual revenue as a result of today's announced agreement.

The new purchase order financing program will be offered to BDC's 60,000 clients through the creation of a joint venture company (the "JVC") between Peak and BDC's parent company. The JVC will use Peak's commercial lending platform, Cubeler Lending Hub, to analyse the retailers' sales and business performance data to determine whether or not they qualify to have their purchase orders financed. All qualified purchase orders will be available for funding from the platform's partnering banks and lending institutions.

"We've made a number of significant strides in terms of business development over the past 8 to 12 months and are very proud of what we've been able to achieve," commented Peak CEO Johnson Joseph. "The agreement announced today, however, may eclipse all that we've done over the past year and a half in terms of how dramatically it will affect not only the Company's bottom line, but also how quickly it will allow us to expand our Lending Hub ecosystem. This creates a path and a template for us to approach other distributors, or even the online e-commerce portals directly, to offer them our services. I want to commend our management team in China, headed by Liang Qiu, for their incredible work in getting this agreement in place and for continuing to recruit important strategic partners to support our vision of making Lending Hub the country's pre-eminent commercial lending ecosystem," concluded Mr. Joseph.

Wall Street Reporter's NEXT SUPER STOCK Livestream - October 21, 2020

Peak will be a featured presenter at Wall Street Reporter's NEXT SUPER STOCK livestream conference on Wednesday October 21, 2020 at 12:30pm EST. CEO Johnson Joseph will discuss the BDC partnership, the Company's growth strategy, and answer investor audience questions. Those interested can click the following link to register and join the livestream: https://bit.ly/2PX0SpH

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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